May 14, 2013

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission
The Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Attn:	Anne Nguyen Parker, Branch Chief
Karina V. Dorin, Staff Attorney

Re:	Diamondback Energy, Inc. Registration Statement on Form S-1, as amended File No. 333-187857

Ladies and Gentlemen:

Diamondback Energy, Inc., a Delaware corporation (the “Company”), pursuant to Rule 461 of the Securities Act of 1933, as amended, respectfully requests that the effective date for the Registration Statement (File No. 333-187857), as amended by Amendment No. 1, filed with the Securities and Exchange Commission (the “Commission”) on May 13, 2013, and Amendment No. 2, filed with the Commission on May 14, 2013, be accelerated to May 15, 2013 at 4:00 p.m. Washington, D.C. time or as soon thereafter as practicable.

The Company hereby acknowledges that:

(1)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsible for the adequacy and accuracy of the disclosure in the filing; and

(3)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

May 14, 2013

United States Securities and Exchange Commission

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 463-6932 or Seth R. Molay of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Sincerely,

/s/ Randall J. Holder
Randall J. Holder
Vice President, General Counsel and
Secretary

cc:	Seth R. Molay, P.C.